UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report – Nov 7, 2006

CHEMOKINE THERAPEUTICS CORP.
(Exact name of registrant as specified in charter)

Delaware	**333-117858**	**33-0921251**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

6190 Agronomy Road, Suite 405
University of British Columbia
Vancouver, British Columbia   **V6T 1Z3**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code **(604) 822-0301**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01. <u>Other Events.</u>

November 6, 2006 Chemokine Therapeutics Corp. announced that Dr. Salari, President and CEO will be presenting at the Rodman & Renshaw 8th Annual Healthcare Conference in New York City on Tuesday, November 7, 2006.

ITEM 9.01. <u>Financial Statements and Exhibits.</u>

   a. Not applicable.
   b. Not applicable.
   c. Exhibits.

Exhibit Number	Description of Exhibit
99.1	November 6, 2006 Chemokine Therapeutics Corp. announced that Dr. Salari, President and CEO will be presenting at the Rodman & Renshaw 8th Annual Healthcare Conference in New York City on Tuesday, November 7, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Chemokine Therapeutics Corp.,
a Delaware corporation

Date: November 6, 2006

By: /s/ Hassan Salari
Hassan Salari, M.D.
President and Chief Executive Officer



FOR IMMEDIATE RELEASE   **TSX: CTI   OTCBB: CHKT**

CHEMOKINE THERAPEUTICS TO PRESENT AT RODMAN & RENSHAW
8th ANNUAL HEALTHCARE CONFERENCE

Vancouver, BC (November 6, 2006) – Chemokine Therapeutics Corp. (the "Company") (TSX:CTI, OTCBB:CHKT), a biotechnology company developing drugs in the field of chemokines, today announced that Dr. Hassan Salari, President and CEO, will be presenting at the Rodman & Renshaw 8th Annual Healthcare Conference in New York City, on November 7, 2006. Dr. Salari will provide an overview of the Company and the Company's two lead drug candidates, CTCE-9908 for the treatment of cancer and CTCE-0214 for neutrophil mobilization both in human clinical trial. Dr. Salari will also discuss CTCE-0324 a provascularization compound in pre clinical development stage.

When: Tuesday, November 7th at 9:55 AM EST / 6:55 AM PST.

How: The live broadcast of the presentation can be accessed through our website at www.chemokine.net. After the presentation date, the webcast will also be archived on the Company's website.

Hassan Salari, Ph.D
Dr. Salari has a Ph.D. degree from the University of Southampton, UK, Department of Microbiology. Throughout his academic career, Dr. Salari has published over 150 scientific articles and book chapters on various immunology topics and autoimmune diseases. Dr. Hassan Salari has led Chemokine Therapeutics as President and Chief Executive Officer since its inception in July 1998.

About Chemokine Therapeutics Corp. (TSX: CTI, OTCBB: CHKT)
Chemokine Therapeutics is a product-focused biotechnology company developing drugs in the field of chemokines. Chemokines are a class of signaling proteins which play a critical role in the growth, differentiation and maturation of cells necessary for fighting infection as well as tissue repair and regeneration. Chemokines also have an important role in cancer metastasis and growth. Chemokine Therapeutics is a leader in research in the field of chemokines and has several products in various stages of development. For more information, please visit the Company's website at www.chemokine.net.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: Statements in this document regarding managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "intends", "will", " should", "expects", "projects", and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance for the Company's products, the availability of government and insurance, reimbursements of the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents and other filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities. Forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For further investor relations information contact:
Mr. Don Evans
Director of Public Relations
Phone: 604-822-0305 or 1-888-822-0305
Fax: 604-822-0302
E-mail: devans@chemokine.net